Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month and Nine Month Periods Ended September 30, 2011

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)
For the period ended September 30

		Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010	2011	2010
Revenue	5	200,422	209,554	603,622	614,120
Operating expenses		(46,677)	(51,612)	(139,147)	(154,979)
		153,745	157,942	464,475	459,141
Depreciation		(49,968)	(50,137)	(148,151)	(150,353)
Amortization		(10,255)	(11,500)	(30,757)	(33,970)
Other operating (losses) gains		(98)	975	(844)	948
Operating income		93,424	97,280	284,723	275,766
Interest expense		(57,441)	(63,330)	(169,986)	(194,512)
Interest and other income		255	1,443	1,419	2,871
Gain on changes in fair value of financial instruments		74,121	14,229	59,546	26,079
(Loss) gain on foreign exchange		(249,073)	106,154	(157,322)	71,638
(Loss) income before tax		(138,714)	155,776	18,380	181,842
Tax expense	6	(2,519)	(10,077)	(22,923)	(19,307)
Net (loss) income		(141,233)	145,699	(4,543)	162,535

See accompanying notes to the financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)
For the period ended September 30

		Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010	2011	2010
Net (loss) income		(141,233)	145,699	(4,543)	162,535
Other comprehensive loss:
Foreign currency translation adjustments, net of tax		(4,340)	(73)	(3,103)	(187)
Other comprehensive loss		(4,340)	(73)	(3,103)	(187)
Total comprehensive (loss) income		(145,573)	145,626	(7,646)	162,348

See accompanying notes to the financial statements

Telesat Holdings Inc.

Condensed Consolidated Statement of Changes in Shareholders' Equity

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accu- mulated earnings (deficit)	Equity- settled employee benefits reserve	Foreign currency translation reserve	Actuarial gains (losses) on defined benefit plans reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2010		756,414	541,764	1,298,178	(60,275)	19,906	—	—	19,906	1,257,809
Net income for the period					162,535					162,535
Dividends declared on preferred shares					(20)					(20)
Other comprehensive loss, net of tax of $nil							(187)		(187)	(187)
Share based payments						3,500			3,500	3,500
Balance at September 30, 2010		756,414	541,764	1,298,178	102,240	23,406	(187)	—	23,219	1,423,637
Balance at October 1, 2010		756,414	541,764	1,298,178	102,240	23,406	(187)	—	23,219	1,423,637
Net income for the period					65,965					65,965
Dividends declared on preferred shares					(10)					(10)
Other comprehensive loss, net of tax of $3,195							(1,505)	(9,450)	(10,955)	(10,955)
Share based payments						1,167			1,167	1,167
Balance at December 31, 2010		756,414	541,764	1,298,178	168,195	24,573	(1,692)	(9,450)	13,431	1,479,804
Balance at January 1, 2011		756,414	541,764	1,298,178	168,195	24,573	(1,692)	(9,450)	13,431	1,479,804
Net loss for the period					(4,543)					(4,543)
Other comprehensive loss, net of tax of $nil							(3,103)		(3,103)	(3,103)
Share based payments						1,990			1,990	1,990
Balance at September 30, 2011		756,414	541,764	1,298,178	163,652	26,563	(4,795)	(9,450)	12,318	1,474,148
See accompanying notes to the financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	September 30, 2011	December 31, 2010
Assets
Cash and cash equivalents	11	198,002	220,295
Trade and other receivables		48,588	44,109
Other current financial assets	9	8,299	6,944
Prepaid expenses and other current assets		25,367	21,493
Total current assets		280,256	292,841
Satellites, property and other equipment	5, 7	2,147,564	1,971,905
Other long-term financial assets	9	79,228	78,631
Other long-term assets		6,766	12,027
Intangible assets	5	928,627	945,648
Goodwill		2,446,603	2,446,603
Total assets		5,889,044	5,747,655
Liabilities
Trade and other payables		69,397	49,974
Other current financial liabilities	9	77,189	61,358
Other current liabilities		74,283	62,645
Current indebtedness	8, 9	87,245	96,848
Total current liabilities		308,114	270,825
Long-term indebtedness	8, 9	2,868,842	2,771,802
Deferred tax liabilities	6	435,145	413,575
Other long-term financial liabilities	9	278,918	308,353
Other long-term liabilities		382,442	361,861
Senior preferred shares	9	141,435	141,435
Total liabilities		4,414,896	4,267,851
Shareholders' Equity
Share capital		1,298,178	1,298,178
Accumulated earnings		163,652	168,195
Reserves		12,318	13,431
Total shareholders' equity		1,474,148	1,479,804
Total liabilities and shareholders' equity		5,889,044	5,747,655

See accompanying notes to the financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010
Cash flows from operating activities
Net (loss) income		(4,543)	162,535
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation		178,908	184,323
Deferred tax expense	6	21,365	17,885
Unrealized foreign exchange loss (gain)		150,989	(77,054)
Unrealized gain on derivatives	9	(49,653)	(24,204)
Dividends on senior preferred shares		7,397	9,430
Share-based compensation		1,990	3,500
Loss (gain) on disposal of assets		844	(948)
Other		(21,908)	(18,966)
Customer prepayments on future satellite services		43,906	22,034
Insurance proceeds		10,666	—
Operating assets and liabilities	11	21,091	11,442
Net cash generated by operating activities		361,052	289,977
Cash flows used in investing activities
Satellite programs		(287,086)	(174,143)
Purchase of other property and equipment		(14,364)	(3,780)
Purchase of intangible assets	13	(12,618)	—
Proceeds from sale of assets		108	8,325
Net cash used in investing activities		(313,960)	(169,598)
Cash flows used in financing activities
Repayment of indebtedness	8	(63,896)	(25,058)
Dividends paid on preferred shares		—	(20)
Satellite performance incentive payments		(4,866)	(4,443)
Net cash used in financing activities		(68,762)	(29,521)
Effect of changes in exchange rates on cash and cash equivalents		(623)	209
(Decrease) increase in cash and cash equivalents		(22,293)	91,067
Cash and cash equivalents, beginning of period		220,295	154,189
Cash and cash equivalents, end of period	11	198,002	245,256
Supplemental disclosure of cash flow information
Interest received		1,535	1,832
Interest paid		149,842	179,759
Income taxes paid		2,098	2,824

See accompanying notes to the financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. At September 30, 2011, the Company provided satellite services to customers from its fleet of 12 in-orbit satellites. In addition, the Canadian payload on the ViaSat-1 satellite was launched in October 2011. The Company also has two satellites under construction: Nimiq 6, which it anticipates will be launched in the first half of 2012, and Anik G1, which it anticipates will be launched in the second half of 2012. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world.

On October 31, 2007, Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”). Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33  1/3% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 66  2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors. The remaining voting interest of 36  2/3% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

These unaudited condensed consolidated interim financial statements were approved by the Company’s Audit Committee and authorized for issue on November 3, 2011.

2. BASIS OF PRESENTATION

Statement of Compliance

The Company adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date on which IFRS was applied was January 1, 2010. These financial statements represent the third interim financial statements of Telesat Holdings Inc. and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These financial statements should be read in conjunction with the Company’s financial statements as at and for the three months ended March 31, 2011, which set forth additional details on the differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and IFRS. The results of operations for the three and nine months ended September 30, 2011 and 2010 are not necessarily indicative of the results that may be expected for a full fiscal year.

Transition to International Financial Reporting Standards (“IFRS”)

The Company’s financial statements were previously prepared in accordance with Canadian GAAP. Canadian GAAP differs in some areas from IFRS. In preparing these financial statements, the Company has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.

Note 4 of these financial statements as at and for the nine months ended September 30, 2011 contains a reconciliation of the impact of the transition from Canadian GAAP to IFRS on equity as at September 30, 2010 and a reconciliation of income and comprehensive income for the three and nine month periods ended September 30, 2010.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

2. BASIS OF PRESENTATION  – (continued)

Basis of Consolidation

These financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3. SIGNIFICANT ACCOUNTING POLICIES

Telesat has prepared these financial statements in accordance with IFRS applicable to interim financial reporting using the same basis of presentation and significant accounting policies as disclosed in notes 2 and 3 of the March 31, 2011 condensed consolidated interim financial statements, included in the Company’s Form 6-K filed with the SEC on May 5, 2011.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Related party disclosures

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

4. TRANSITION TO IFRS

The Company adopted IFRS with a transition date of January 1, 2010 (the “opening balance sheet”). These financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations issued and effective or issued and early adopted as at the timing of preparing these condensed consolidated interim financial statements. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2011, including those that can be early adopted, were not known with certainty at the time of preparing these financial statements. The Company’s financial statements for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS and these financial statements were prepared as described in note 2 of the Company’s interim consolidated financial statements as at and for the three months ended March 31, 2011, including the application of IFRS 1. IFRS 1 provides for certain mandatory exceptions and provides for certain elective exemptions for first time adopters.

The initial elections upon adoption of IFRS are described in note 2 of the Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

(a) Reconciliation of Canadian GAAP to IFRS

The Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011 contains reconciliations and descriptions of the impact of the transition from Canadian GAAP to IFRS on equity, income and comprehensive income as at March 31, 2010 and December 31, 2010. The statements also have the January 1, 2010 reconciliation of shareholders’ equity. In addition the note discloses the reconciliation for the consolidated income statement and consolidated statement of comprehensive income for the three month period ended March 31, 2010 and a line by line reconciliation of the consolidated balance sheets as at January 1, 2010 and December 31, 2010.

The first time adoption of IFRS did not have a material impact on total operating, investing or financing cash flows for the nine months ended September 30, 2010.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

4. TRANSITION TO IFRS  – (continued)

The following represents the reconciliations from Canadian GAAP to IFRS for shareholders’ equity as at September 30, 2010 and a reconciliation of income and comprehensive income for the three and nine month periods ended September 30, 2010.

Reconciliation of Shareholders’ Equity

As at	September 30, 2010
Shareholders’ equity under Canadian GAAP (note a)	1,064,136
Differences increasing (decreasing) reported shareholders’ equity (note b):
1. Impairments – Recoverability testing	(5,338)
2. Impairment – Reversals	365,267
3. Employee benefits	(10,609)
4. Foreign currency translation	2,714
5. Share based compensation	—
6. Leases	7,467
Total shareholder’s equity under IFRS	1,423,637

(a)	The September 30, 2010 Shareholders’ equity as originally reported under Canadian GAAP was increased by $82,145. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.
(b)	Differences increasing (decreasing) reported shareholders’ equity are disclosed net of tax.

Reconciliation of Net Income

	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Net income under Canadian GAAP (note a)	145,173	161,466
Differences increasing (decreasing) reported net income:
1. Impairments – Recoverability testing	260	780
2. Impairment – Reversals	—	—
3. Employee benefits	(48)	(144)
4. Foreign currency translation	(27)	(41)
5. Share based compensation	251	720
6. Leases	4	77
7. Income taxes	86	(323)
Total net income under IFRS	145,699	162,535

(a)	The three and nine months ended September 30, 2010 net income as originally reported under Canadian GAAP was increased by $65,818 and $74,313, respectively. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

4. TRANSITION TO IFRS  – (continued)

Reconciliation of Comprehensive Income

	For the three months ended September 30, 2010	For the nine months ended September 30, 2010
Comprehensive income under Canadian GAAP (note a)	146,767	162,641
Differences increasing (decreasing) reported comprehensive income:
Differences in net income	526	1,069
Foreign currency translation adjustment	(1,667)	(1,362)
Comprehensive income under IFRS	145,626	162,348

(a)	The three and nine months ended September 30, 2010 comprehensive income as originally reported under Canadian GAAP was increased by $65,818 and $74,313, respectively. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

(b) Changes in accounting policies from Canadian GAAP to IFRS

In addition to the mandatory exceptions and elective exemptions for retrospective application of IFRS, the following narratives explain the significant differences, as identified in the tables above, between previously adopted Canadian GAAP accounting policies and the current IFRS accounting policies adopted by the Company.

(1) Impairment — Recoverability testing

An impairment test, under Canadian GAAP, is a two step process whereby the first test is performed by comparing the undiscounted cash flows expected to be generated from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is determined as the excess of the asset’s carrying amount over its fair value. Fair value is calculated as the present value of expected cash flows derived from the asset.

The impairment test under IAS 36, Impairment of Assets, is a one step process whereby impairment is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and its value in use. Value in use is defined as the present value of the future cash flows expected to be derived from the asset. As a result of the differences in measurement, the Company recognized an additional impairment under IFRS, on the transition date, as the carrying amount of a certain satellite was in excess of its value in use. This adjustment to net income represents the reversal of depreciation as a result of the lower carrying amount of the satellite under IFRS.

(2) Impairment — Reversals

Impairment losses cannot be reversed under Canadian GAAP.

IFRS requires impairment losses other than those related to goodwill, to be reversed if certain criteria are met in accordance with IAS 36, Impairment of Assets. As a result, the Company reversed an impairment relating to its orbital slot intangible assets at the transition date. The reversal of the impairment was mainly the result of the variations in the discount rate applied.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

4. TRANSITION TO IFRS  – (continued)

(3) Employee benefits — actuarial gains and losses

Under Canadian GAAP actuarial gains and losses arising from the calculation of the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year. The excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average remaining service period of active participants. Actuarial gains and losses below the 10% corridor are deferred.

Under IFRS, the Company elected to recognize all actuarial gains and losses immediately in other comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses are not amortized to the income statement but instead recorded directly to other comprehensive income at the end of each period.

(4) Foreign currency translation

Under Canadian GAAP, foreign currency translation of subsidiaries depends on the criteria provided in determining self-sustaining foreign operations and integrated foreign operations.

IFRS requires each entity in a consolidated group to determine its functional currency in isolation in accordance with primary and secondary indications. As a result of this difference, certain subsidiaries that were previously accounted for as integrated foreign operations under Canadian GAAP were revised to have their functional currency as a foreign currency.

(5) Share-based compensation

The Company has equity-settled share-based compensation transactions with certain key employees. The vesting conditions embedded in these compensation plans are time and performance based. Under Canadian GAAP, the total fair value of these graded vested awards is recognized on a straight line basis throughout the vesting period.

Under IFRS, each tranche of the option grant is considered a separate grant and fair value is determined for each tranche of the option grant.

(6) Leases

As a result of the application of IFRIC 4, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior periods adjusted in these financial statements and the agreements are now accounted for as service agreements under IFRIC 4.

(7) Income taxes

Differences for income taxes represent the effect of recording, where applicable, the deferred tax impact of other differences between Canadian GAAP and IFRS.

(c) Presentation and reclassification differences

For presentation and reclassification of differences between IFRS and Canadian GAAP, please refer to note 5 of the unaudited condensed interim financial statements for the three month period ended March 31, 2011.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

5. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

—	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include delivery of television programming, occasional use services, bundled, value added services such as digital encoding, satellite capacity, uplinking and downlinking services and radio services.
—	Enterprise — provision of satellite capacity and ground network services for voice, data, and image transmission and internet services around the world.
—	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and R&D.

Revenue derived from the above service lines were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Broadcast	106,943	112,809	330,990	341,602
Enterprise	87,849	88,003	250,110	249,654
Consulting and Other	5,630	8,742	22,522	22,864
Total revenue	200,422	209,554	603,622	614,120

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Canada	103,441	105,230	315,007	314,340
United States	59,034	68,523	181,249	196,755
Europe, Middle East & Africa	18,296	19,817	54,670	57,708
Asia & Australia	4,411	4,515	13,967	11,818
Latin America & Caribbean	15,240	11,469	38,729	33,499
Total revenue	200,422	209,554	603,622	614,120

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, have been classified based on ownership. Satellites, property and other equipment by geographic region are allocated as follows:

Satellites, property and other equipment	September 30, 2011	December 31, 2010
Canada	1,801,279	1,644,049
United States	282,584	320,724
All others	63,701	7,132
Total satellites, property and other equipment	2,147,564	1,971,905

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Intangible Assets	September 30, 2011	December 31, 2010
Canada	877,985	909,845
United States	34,352	33,094
All others	16,290	2,709
Total intangible assets	928,627	945,648

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the three month period ended September 30, 2011, there were three significant customers each representing more than 10% of consolidated revenue (September 30, 2010 — three customers).

6. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Current tax expense (benefit)	(40)	(563)	1,558	1,422
Deferred tax expense	2,559	10,640	21,365	17,885
Tax expense	2,519	10,077	22,923	19,307

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Income (loss) before tax	(138,714)	155,776	18,380	181,842
Multiplied by the statutory income tax rate of 28.11% (2010 – 30.52%)	(38,993)	47,543	5,166	55,498
Income tax recorded at rates different from the Canadian tax rate	420	(24,657)	(1,285)	(23,858)
Permanent differences	25,979	(7,191)	12,988	(4,893)
Origination and reversal of temporary differences	15,364	(7,134)	4,535	(7,265)
Adjustments related to prior years	—	513	—	—
Other	(251)	1,003	1,519	(175)
Total tax expense in the income statement	2,519	10,077	22,923	19,307
Effective income tax rate	(1.82%)	6.47%	124.72%	10.62%

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

6. INCOME TAXES  – (continued)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

	September 30, 2011	December 31, 2010
Deferred tax assets
Financing charges	5,495	5,495
Reserves	3,686	3,688
Deferred revenue	4,210	2,063
Loss carry forwards	41,039	53,344
Other	206	2,757
Total deferred tax assets	54,636	67,347
Deferred tax liabilities
Capital assets	(240,832)	(228,345)
Intangibles	(234,988)	(238,283)
Finance charges	(9,379)	(8,933)
Reserves	(4,582)	(5,361)
Total deferred tax (liabilities)	(489,781)	(480,922)
Total deferred tax liabilities, net	(435,145)	(413,575)

In the prior period, deferred tax assets and deferred tax liabilities were presented on a gross basis. In the current period, the deferred tax assets and deferred tax liabilities were offset and presented on a net basis.

7. SATELLITES, PROPERTY AND OTHER EQUIPMENT

Following the launch of the Telstar 14R/Estrela do Sul 2 satellite, the satellite’s north solar array failed to fully deploy. The north solar array anomaly has diminished the amount of power available for the satellite’s transponders and has reduced the life expectancy of the satellite. As a result, during the third quarter of 2011, the Company carried out impairment tests based on the present value of the future cash flows expected to be generated by Telstar 14R/Estrela do Sul 2. The significant assumptions included a pre-tax discount rate of 10%, a reduced estimated life expectancy as compared to the satellite’s design life of 15 years and fewer available transponders. Based on management’s best estimates and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2 and as a result no adjustment to the carrying value of the asset was required during the third quarter of 2011.

For the nine months ended September 30, 2011, the Company had satellite, property and other equipment additions of $273 million. Substantially all of the asset additions pertained to the Company’s satellite programs which included Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1, and the Canadian payload on the ViaSat-1 satellite.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

8. INDEBTEDNESS

	September 30, 2011	December 31, 2010
Senior secured credit facilities:
The Canadian term loan facility	120,000	170,000
The U.S. term loan facility (September 30, 2011 – USD $1,689,188, December 31, 2010 – USD $1,702,350)	1,774,153	1,698,945
The U.S. term loan II facility (September 30, 2011 – USD $145,100, December 31, 2010 – USD $146,225)	152,399	145,933
Senior Notes (USD $692,825)	727,676	691,439
Senior Subordinated Notes (USD $217,175)	228,099	216,741
	3,002,327	2,923,058
Less: deferred financing costs and prepayment options	(46,240)	(54,408)
	2,956,087	2,868,650
Less: current portion (net of deferred financing costs)	(87,245)	(96,848)
Long-term portion	2,868,842	2,771,802

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded in the balance sheet were as follows:

September 30, 2011	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	198,002	—	—	198,002	198,002
Trade and other receivables	48,588	—	—	48,588	48,588
Other financial assets – current	7,183	1,116	—	8,299	8,299
Other financial assets – long-term	7,178	72,050	—	79,228	79,228
Trade and other payables	—	—	(69,397)	(69,397)	(69,397)
Other financial liabilities – current	—	(2,461)	(74,728)	(77,189)	(79,432)
Other financial liabilities – long-term	—	(192,191)	(86,727)	(278,918)	(274,453)
Indebtedness (excluding deferred financing costs)	—	—	(3,008,771)	(3,008,771)	(3,026,240)
Senior preferred shares	—	—	(141,435)	(141,435)	(150,283)
Total	260,951	(121,486)	(3,381,058)	(3,241,593)	(3,265,688)

December 31, 2010	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	220,295	—	—	220,295	220,295
Trade and other receivables	44,109	—	—	44,109	44,109
Other financial assets – current	6,944	—	—	6,944	6,944
Other financial assets – long-term	6,226	72,405	—	78,631	78,631
Trade and other payables	—	—	(49,974)	(49,974)	(49,974)
Other financial liabilities – current	—	(20,475)	(40,883)	(61,358)	(61,288)
Other financial liabilities – long-term	—	(223,979)	(84,374)	(308,353)	(306,180)
Indebtedness (excluding deferred financing costs)	—	—	(2,930,248)	(2,930,248)	(3,067,412)
Senior preferred shares	—	—	(141,435)	(141,435)	(153,978)
Total	277,574	(172,049)	(3,246,914)	(3,141,389)	(3,288,853)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expense that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $39.1 million (December 31, 2010 — $91.9 million) of short-term investments classified as Level 2 in the fair value hierarchy. The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Fair value of derivative financial instruments

The current and long term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

September 30, 2011	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	—	—	(133,914)	(133,914)	Level 2
Interest rate swaps	—	—	(2,461)	(58,277)	(60,738)	Level 2
Forward foreign exchange contracts	1,116	—	—	—	1,116	Level 2
Prepayment option embedded derivatives	—	72,050	—	—	72,050	Level 2
	1,116	72,050	(2,461)	(192,191)	(121,486)

December 31, 2010	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	—	—	(192,456)	(192,456)	Level 2
Interest rate swaps	—	—	(17,904)	(31,523)	(49,427)	Level 2
Forward foreign exchange contracts	—	—	(2,571)	—	(2,571)	Level 2
Prepayment option embedded derivatives	—	72,405	—	—	72,405	Level 2
	—	72,405	(20,475)	(223,979)	(172,049)

Reconciliation of fair value of derivative assets and liabilities

Opening fair value, January 1, 2010	(169,372)
Unrealized losses on derivatives	(13,955)
Realized gains on derivatives:
Cross currency basis swap	1,183
Interest rate swaps	—
Forward foreign exchange contracts	1,604
Impact of foreign exchange	8,491
Fair value, December 31, 2010	(172,049)
Unrealized gains on derivatives	49,653
Realized gains on derivatives:
Cross currency basis swap	1,513
Interest rate swaps	—
Forward foreign exchange contracts	8,380
Impact of foreign exchange	(8,983)
Fair value, September 30, 2011	(121,486)

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of September 30, 2011.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At September 30, 2011, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $334 million (December 31, 2010 — $350 million) as listed above. Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to our financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At September 30, 2011, North American and International customers made up 33% and 67% of the outstanding trade receivable balance, respectively (December 31, 2010 — 38% and 62%).

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At September 30, 2011, approximately $2,882 million of the $3,002 million total debt financing (before netting of deferred financing costs and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At September 30, 2011, the Company had a cross currency basis swap of $1,178 million (December 31, 2010 — $1,187 million) which requires the Company to pay Canadian dollars to receive U.S. $1,014 million (December 31, 2010 — U.S. $1,022 million). At September 30, 2011, the fair value of this derivative contract was a liability of $133.9 million (December 31, 2010 — liability of $192.5 million). The non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At September 30, 2011, the Company had one outstanding foreign exchange contract which will require the Company to pay $30.4 million Canadian dollars (December 31, 2010 — $188.3 million) to receive U.S. $30.0 million (December 31, 2010 nine outstanding foreign exchange contracts — U.S. $185.0 million) for future capital expenditures and interest payments. At September 30, 2011, the fair value of the derivative contract was an asset of $1.1 million (December 31, 2010 — liability of $2.6 million). Any non-cash gain or loss will remain unrealized until the contracts are settled. This forward contract matures on October 31, 2011.

The Company’s main currency exposures as at September 30, 2011 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. FINANCIAL INSTRUMENTS  – (continued)

As at September 30, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $161.7 million and increased (decreased) other comprehensive income by $0.4 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing. At September 30, 2011, the Company had a series of five interest rate swaps to fix interest on U.S. $500 million of U.S. dollar denominated debt and $930 million of Canadian dollar denominated debt at average fixed rates ranging from 3.28% to 3.99%. As of September 30, 2011, the fair value of these derivative contracts was a liability of $60.7 million (December 31, 2010 — liability of $49.4 million). These contracts mature on various dates between October 31, 2011 and October 31, 2014.

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of approximately $0.5 million and $1.4 million for the three and nine months ended September 30, 2011.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at September 30, 2011:

In millions of Canadian dollars	Carrying amount	Contractual cash flows (undiscounted)	2011	2012	2013	2014	2015	After 2015
Trade and other payables	69,397	69,397	69,397	—	—	—	—	—
Customer and other deposits	3,959	3,959	609	1,425	864	1,027	34	—
Deferred satellites performance incentive payments	68,957	96,604	9,542	8,420	8,343	8,342	8,343	53,614
Dividends payable on senior preferred shares	9,472	9,472	9,472	—	—	—	—	—
Promissory note payable to Loral	20,075	20,075	—	20,075	—	—	—	—
Tax indemnification payable to Loral	7,313	7,313	—	7,313	—	—	—	—
Other financial liabilities	3,238	3,238	1,636	1,602	—	—	—	—
Long-term indebtedness	3,057,212	3,791,439	164,779	273,120	190,782	2,041,403	836,231	285,124
Interest rate swaps	60,738	59,521	7,192	18,505	18,454	15,370	—	—
Cross currency basis swap	133,914	81,235	6,708	26,527	26,193	21,807	—	—
	3,434,275	4,142,253	269,335	356,987	244,636	2,087,949	844,608	338,738

The carrying value of the deferred satellites performance incentive payments includes $2.6 million interest payable. The carrying value of the long-term indebtedness includes $48.4 million of interest payable and excludes $52.7 million of financing costs.

Assets pledged as security

The senior secured credit facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

10. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expenses consisted of the following elements:

	Defined benefit pension plans		Other post-employment benefit plans
Three months ended September 30,	2011	2010	2011	2010
Current service cost	961	658	74	58
Interest cost	2,421	2,416	293	314
Expected return on plan assets	(2,677)	(2,558)	—	—
Net defined benefit plan expense	705	516	367	372

	Defined benefit pension plans		Other post-employment benefit plans
Nine months ended September 30,	2011	2010	2011	2010
Current service cost	2,883	1,973	224	174
Interest cost	7,265	7,249	878	940
Expected return on plan assets	(8,031)	(7,674)	—	—
Net defined benefit plan expense	2,117	1,548	1,102	1,114

11. SUPPLEMENTAL CASH FLOW INFORMATION

At September 30,	2011	2010
Cash and cash equivalents is comprised of:
Cash	158,933	168,731
Short term investments, original maturity three months or less	39,069	76,525
	198,002	245,256

	Nine months ended September 30
	2011	2010
Changes in operating assets and liabilities are comprised of:
Trade and other receivables	(668)	23,206
Financial assets	(737)	(466)
Other assets	(3,728)	(2,460)
Trade and other payables	(2,336)	(21,419)
Financial liabilities	24,669	15,841
Other liabilities	3,891	(3,260)
	21,091	11,442

	Nine month ended September 30
	2011	2010
Non-cash investing and financing activities are comprised of:
Purchase of satellite, property and equipment	44,145	38,305

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

12. COMMITMENTS AND CONTINGENCIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2011	2012	2013	2014	2015	Thereafter	Total
Operating commitments	12,908	28,029	24,490	19,912	12,925	41,184	139,448
Capital commitments	30,532	168,248	14	40	65	3,772	202,671
Total off balance sheet commitments	43,440	196,277	24,504	19,952	12,990	44,956	342,119

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The expiry terms range from October 2011 to January 2043.

Telesat has entered into contracts for the construction and launch of Nimiq 6 (targeted for launch in the first half of 2012), Anik G1 (targeted for launch in the second half of 2012), and ViaSat-1 (launched in October 2011). The total outstanding commitments at September 30, 2011 are in U.S. dollars.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $413.7 million (December 31, 2010 — $377.1 million), refundable under certain circumstances, are reflected in other liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of approximately U.S. $6 million.

In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim and is currently seeking approximately $260 million plus costs and post-award interest. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

12. COMMITMENTS AND CONTINGENCIES  – (continued)

obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as much as approximately U.S. $182 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately U.S. $5.5 million. Telesat Canada and Boeing are now engaged in exchanging further documentary evidence. Due to document production and review delays, the hearing which was previously scheduled to commence in April 2012 has been postponed to November 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

The Telstar 14R/Estrela do Sul 2 satellite’s north solar array anomaly has diminished the amount of power available for the satellite’s transponders and reduced the operational life expectancy of the satellite. The Company has insurance policies that provide coverage to it for a total, constructive total or partial loss of the satellite. When the Company determined that the north solar array failed to fully deploy, it filed a notice of loss with its insurers. During the third quarter, the Company examined additional information related to an insurance claim for the solar array anomaly, including data on fuel consumption and the amount of power available for the satellite’s transponders. Based on its determination of fuel levels and available power, the Company filed a claim under its policies to its insurers for approximately U.S. $125 million. The claim is currently under review by the insurers. There can be no assurance as to the amount of any insurance proceeds, or that any insurance proceeds will be received in a timely manner or at all.

13. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens. Red Isle is wholly owned by the Public Sector Pension Investment Board (“PSP Investments”), a Canadian Crown corporation. Loral Holdings is a wholly owned subsidiary of Loral Space & Communications Inc. (“Loral”), a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, Space Systems/Loral (“SSL”), a satellite manufacturer and a wholly owned subsidiary of Loral, XTAR LLC (“XTAR”), a satellite operator and affiliate of Loral, and Loral Canadian Gateway Corporation (“LCGC”), a wholly owned subsidiary of Loral.

On April 11, 2011, Telesat acquired from Loral and LCGC all of its rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which was manufactured by SSL, and all related agreements. On closing of the transaction, Telesat paid Loral U.S. $13 million for the assumption of Loral’s 15-year revenue contract with Xplornet Communications Inc. for ViaSat-1. In addition Telesat reimbursed Loral and LCGC approximately U.S. $48.2 million of net costs incurred through completion of the sale.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

13. RELATED PARTY TRANSACTIONS  – (continued)

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Loral
– Revenue	—	59	—	—
– Operating expenses	—	—	1,216	1,310
– Interest expense	—	—	326	270
Red Isle
– Interest expense	—	—	2,466	2,502
SSL
– Revenue	438	916	—	—
– Satellite, property and other equipment	—	—	28,880	43,387
– Operating expenses	—	—	301	93
XTAR
– Revenue	228	252	—	—
LCGC
– Revenue	—	87	—	—

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Nine months ended	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Loral
– Revenue	1	159	—	—
– Operating expenses	—	—	3,711	3,930
– Interest expense	—	—	946	714
– Intangible assets	—	—	12,618	—
Red Isle
– Interest expense	—	—	7,397	9,430
SSL
– Revenue	1,478	1,872	—	—
– Satellite, property and other equipment	—	—	149,821	162,940
– Operating expenses	—	—	841	280
XTAR
– Revenue	691	780	—	—
LCGC
– Revenue	324	87	—	—
– Satellite, property and other equipment	—	—	4,586	—

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

13. RELATED PARTY TRANSACTIONS  – (continued)

The following balances were outstanding at the end of the period:

	Amounts owed by related parties		Amounts owed to related parties
At	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Loral
– Trade receivables/payables	—	—	28	14
– Other long-term financial assets/liabilities	2,454	2,332	27,387	24,474
Red Isle
– Other current financial liabilities	—	—	9,472	2,075
– Senior preferred shares	—	—	141,435	141,435
SSL
– Trade receivable/payable	353	428	12,302	37
– Other current financial liabilities	—	—	1,067	1,003
– Other long-term financial liabilities	—	—	16,116	15,469

The amounts outstanding are unsecured and will be settled in cash. The related party transactions were made on terms equivalent to those that prevail in arm’s length transactions.

The Company has entered into contracts for the construction of Nimiq 6, Anik G1 and the Canadian payload on the ViaSat-1 satellite with SSL. The total outstanding commitments at September 30, 2011 were $80 million (December 31, 2010 — $187.4 million).

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2011 were $1.8 million and $5.0 million respectively (September 30, 2010 — $1.9 million and $6.3 million respectively).

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior Notes and the 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the three and nine months ended September 30, 2011 and the three and nine months ended September 30, 2010 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity. Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the three months ended September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	186,644	28,260	4,729	(19,211)	200,422
Operating expenses	—	—	(34,524)	(25,996)	(5,368)	19,211	(46,677)
	—	—	152,120	2,264	(639)	—	153,745
Depreciation	—	—	(36,992)	(12,891)	(85)	—	(49,968)
Amortization	—	—	(10,620)	384	(19)	—	(10,255)
Other operating losses	—	—	(15)	(83)	—	—	(98)
Operating income (loss)	—	—	104,493	(10,326)	(743)	—	93,424
Loss from equity investments	(138,767)	—	(9,787)	(890)	—	149,444	—
Interest (expense) income	(2,466)	—	(55,861)	886	—	—	(57,441)
Interest and other income (expense)	—	—	31	305	(81)	—	255
Gain on changes in fair value of financial instruments	—	—	74,121	—	—	—	74,121
(Loss) gain on foreign exchange	—	—	(249,268)	(9,888)	10,083	—	(249,073)
Income (loss) before tax	(141,233)	—	(136,271)	(19,913)	9,259	149,444	(138,714)
Tax expense	—	—	(2,496)	(5)	(18)	—	(2,519)
Net income (loss)	(141,233)	—	(138,767)	(19,918)	9,241	149,444	(141,233)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the nine months ended September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	551,101	77,714	15,199	(40,392)	603,622
Operating expenses	—	—	(97,899)	(64,596)	(17,044)	40,392	(139,147)
	—	—	453,202	13,118	(1,845)	—	464,475
Depreciation	—	—	(109,146)	(38,752)	(253)	—	(148,151)
Amortization	—	—	(31,860)	1,166	(63)	—	(30,757)
Other operating losses	—	—	(516)	(322)	(6)	—	(844)
Operating income (loss)	—	—	311,680	(24,790)	(2,167)	—	284,723
Income (loss) from equity investments	2,854	—	(25,151)	(2,515)	—	24,812	—
Interest (expense) income	(7,397)	—	(164,116)	1,529	(2)	—	(169,986)
Interest and other income	—	—	496	921	2	—	1,419
Gain on changes in fair value of financial instruments	—	—	59,546	—	—	—	59,546
(Loss) gain on foreign exchange	—	—	(156,644)	(6,416)	5,738	—	(157,322)
Income (loss) before tax	(4,543)	—	25,811	(31,271)	3,571	24,812	18,380
Tax (expense) benefit	—	—	(22,957)	42	(8)	—	(22,923)
Net income (loss)	(4,543)	—	2,854	(31,229)	3,563	24,812	(4,543)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the three months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	190,329	24,990	5,622	(11,387)	209,554
Operating expenses	—	—	(34,843)	(21,974)	(6,182)	11,387	(51,612)
	—	—	155,486	3,016	(560)	—	157,942
Depreciation	—	—	(36,948)	(13,107)	(82)	—	(50,137)
Amortization	—	—	(11,866)	417	(51)	—	(11,500)
Other operating gains	—	—	855	120	—	—	975
Operating income (loss)	—	—	107,527	(9,554)	(693)	—	97,280
Income (loss) from equity investments	148,202	—	(1,319)	2,254	—	(149,137)	—
Interest (expense) income	(2,503)	—	(60,889)	62	—	—	(63,330)
Interest and other income	—	—	1,050	393	—	—	1,443
Gain on changes in fair value of financial instruments	—	—	14,229	—	—	—	14,229
Gain (loss) on foreign exchange	—	—	98,961	11,931	(4,738)	—	106,154
Income (loss) before tax	145,699	—	159,559	5,086	(5,431)	(149,137)	155,776
Tax (expense) benefit	—	—	(11,358)	1,169	112	—	(10,077)
Net income (loss)	145,699	—	148,201	6,255	(5,319)	(149,137)	145,699

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Income (Loss)
For the nine months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	556,648	72,802	17,943	(33,273)	614,120
Operating expenses	—	—	(109,276)	(60,633)	(18,343)	33,273	(154,979)
	—	—	447,372	12,169	(400)	—	459,141
Depreciation	—	—	(110,895)	(39,200)	(258)	—	(150,353)
Amortization	—	—	(35,550)	1,728	(148)	—	(33,970)
Other operating gains	—	—	848	100	—	—	948
Operating income (loss)	—	—	301,775	(25,203)	(806)	—	275,766
Income (loss) from equity investments	171,965	—	(21,356)	(20,118)	—	(130,491)	—
Interest (expense) income	(9,430)	—	(185,185)	99	4	—	(194,512)
Interest and other income	—	—	1,803	1,063	5	—	2,871
Gain on changes in fair value of financial instruments	—	—	26,079	—	—	—	26,079
Gain (loss) on foreign exchange	—	—	67,265	7,018	(2,645)	—	71,638
Income (loss) before tax	162,535	—	190,381	(37,141)	(3,442)	(130,491)	181,842
Tax (expense) benefit	—	—	(18,416)	(910)	19	—	(19,307)
Net income (loss)	162,535	—	171,965	(38,051)	(3,423)	(130,491)	162,535

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As at September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	178,860	16,944	2,198	—	198,002
Trade and other receivables	—	—	30,966	15,957	1,665	—	48,588
Other current financial assets	—	—	1,142	255	6,902	—	8,299
Intercompany receivable	—	—	327,895	132,027	151,529	(611,451)	—
Prepaid expenses and other current assets	—	—	17,267	7,988	112	—	25,367
Total current assets	—	—	556,130	173,171	162,406	(611,451)	280,256

Satellites, property and other equipment	—	—	1,800,239	345,267	2,058	—	2,147,564
Other long-term financial assets	—	—	78,152	597	479	—	79,228
Other long-term assets	—	—	3,824	2,942	—	—	6,766
Intangible assets	—	—	877,986	50,519	122	—	928,627
Investment in affiliates	1,660,440	—	1,193,359	1,493,510	260	(4,347,569)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,660,440	—	6,587,746	2,409,882	189,996	(4,959,020)	5,889,044

Liabilities
Trade and other payables	—	—	52,514	14,453	2,430	—	69,397
Other current financial liabilities	9,472	—	66,600	1,076	41	—	77,189
Intercompany payable	35,385	—	174,767	365,582	35,717	(611,451)	—
Other current liabilities	—	—	72,954	821	508	—	74,283
Current indebtedness	—	—	87,244	1	—	—	87,245
Total current liabilities	44,857	—	454,079	381,933	38,696	(611,451)	308,114
						—
Long-term indebtedness	—	—	2,868,842	—	—	—	2,868,842
Deferred tax liabilities	—	—	435,434	(289)	—	—	435,145
Other long-term financial liabilities	—	—	278,445	173	300	—	278,918
Other long-term liabilities	—	—	368,057	14,109	276	—	382,442
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	186,292	—	4,404,857	395,926	39,272	(611,451)	4,414,896
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	163,652	—	(213,639)	181,112	45,964	(13,437)	163,652
Reserves	12,318	—	75,798	(63,752)	326	(12,372)	12,318
Total shareholders’ equity	1,474,148	—	2,182,889	2,013,956	150,724	(4,347,569)	1,474,148
Total liabilities and shareholders’ equity	1,660,440	—	6,587,746	2,409,882	189,996	(4,959,020)	5,889,044

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As at December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	196,682	21,135	2,478	—	220,295
Trade and other receivables	—	—	28,744	13,593	1,772	—	44,109
Other current financial assets	—	—	25	346	6,573	—	6,944
Intercompany receivable	—	—	219,035	202,459	112,436	(533,930)	—
Prepaid expenses and other current assets	—	—	14,227	7,136	130	—	21,493
Total current assets	—	—	458,713	244,669	123,389	(533,930)	292,841
Satellites, property and other equipment	—	—	1,643,419	326,289	2,197	—	1,971,905
Other long-term financial assets	—	—	77,503	502	626	—	78,631
Other long-term assets	—	—	7,907	4,120	—	—	12,027
Intangible assets	—	—	909,845	35,617	186	—	945,648
Investment in affiliates	1,658,699	—	1,302,656	1,484,593	259	(4,446,207)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,658,699	—	6,478,099	2,439,666	151,328	(4,980,137)	5,747,655
Liabilities
Trade and other payables	—		31,667	15,164	3,143	—	49,974
Intercompany payable	35,385	—	124,484	374,061	—	(533,930)	—
Other current financial liabilities	2,075	—	57,886	1,233	164	—	61,358
Other current liabilities	—	—	61,643	301	701	—	62,645
Current indebtedness	—	—	96,847	1	—	—	96,848
Total current liabilities	37,460	—	372,527	390,760	4,008	(533,930)	270,825
Long-term indebtedness	—	—	2,771,802	—	—	—	2,771,802
Deferred tax liabilities	—	—	414,927	(2,002)	650	—	413,575
Other long-term financial liabilities	—	—	308,070	—	283	—	308,353
Other long-term liabilities	—	—	348,873	12,750	238	—	361,861
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	178,895	—	4,216,199	401,508	5,179	(533,930)	4,267,851
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	168,195	—	(133,138)	205,950	38,204	(111,016)	168,195
Reserves	13,431	—	74,308	(64,388)	3,511	(13,431)	13,431
Total shareholders’ equity	1,479,804	—	2,261,900	2,038,158	146,149	(4,446,207)	1,479,804
Total liabilities and shareholders’ equity	1,658,699	—	6,478,099	2,439,666	151,328	(4,980,137)	5,747,655

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flow
For the nine months ended September 30, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net (loss) income	(4,543)	—	2,854	(31,229)	3,563	24,812	(4,543)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	—	—	141,006	37,586	316	—	178,908
Deferred tax expense (benefit)	—	—	21,595	(130)	(100)	—	21,365
Unrealized foreign exchange loss (gain)	—	—	152,247	4,810	(6,068)	—	150,989
Unrealized gain on derivatives	—	—	(49,653)	—	—	—	(49,653)
Dividends on senior preferred shares	7,397	—	—	—	—	—	7,397
Share-based compensation	—	—	1,554	287	149	—	1,990
(Income) loss from equity investments	(2,854)	—	25,151	2,515	—	(24,812)	—
Loss on disposal of assets	—	—	516	322	6	—	844
Other	—	—	(20,868)	(1,086)	46	—	(21,908)
Customer prepayments on future satellite services	—	—	41,406	2,500	—	—	43,906
Insurance proceeds	—	—	10,666	—	—	—	10,666
Operating assets and liabilities	—	—	35,293	(15,955)	1,753	—	21,091
	—	—	361,767	(380)	(335)	—	361,052
Cash flows from (used in) investing activities
Satellite programs	—	—	(241,719)	(45,367)	—	—	(287,086)
Purchases of other property and equipment	—	—	(13,440)	(870)	(54)	—	(14,364)
Purchase of intangible assets	—	—	—	(12,618)	—	—	(12,618)
Proceeds from sale of assets	—	—	108	—	—	—	108
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	8,633	—	—	(8,633)	—
	—	—	(255,682)	(49,591)	(54)	(8,633)	(313,960)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(63,896)	—	—	—	(63,896)
Satellite performance incentive payments	—	—	(4,866)	—	—	—	(4,866)
Intercompany loan	—	—	(55,145)	55,145	—	—	—
Dividends paid	—	—	—	(8,633)	—	8,633	—
	—	—	(123,907)	46,512	—	8,633	(68,762)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(732)	109	—	(623)
Decrease in cash and cash equivalents	—	—	(17,822)	(4,191)	(280)	—	(22,293)
Cash and cash equivalents, beginning of period	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of period	—	—	178,860	16,944	2,198	—	198,002

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flow
For the nine months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	162,535	—	171,965	(38,051)	(3,423)	(130,491)	162,535
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	—	—	146,445	37,472	406	—	184,323
Deferred tax expense (income)	—	—	17,836	152	(103)	—	17,885
Unrealized foreign exchange (gain) loss	—	—	(72,071)	(7,613)	2,630	—	(77,054)
Unrealized gain on derivatives	—	—	(24,204)	—	—	—	(24,204)
Dividends on senior preferred shares	9,430	—	—	—	—	—	9,430
Share-based compensation	—	—	2,767	477	256	—	3,500
(Income) loss from equity investments	(171,965)	—	21,356	20,118	—	130,491	—
Gain on disposal of assets	—	—	(848)	(100)	—	—	(948)
Other	—	—	(18,732)	(225)	(9)	—	(18,966)
Customer prepayments on future satellite services	—	—	22,034	—	—	—	22,034
Operating assets and liabilities	20	—	7,662	4,134	(374)	—	11,442
	20	—	274,210	16,364	(617)	—	289,977
Cash flows from (used in) investing activities
Satellite programs	—	—	(174,143)	—	—	—	(174,143)
Purchase of other property and equipment	—	—	(2,768)	(895)	(117)	—	(3,780)
Proceeds from sale of assets	—	—	8,183	142	—	—	8,325
Other	—	—	7,000	(7,000)	—	—	—
	—	—	(161,728)	(7,753)	(117)	—	(169,598)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(25,058)	—	—	—	(25,058)
Dividends paid on preferred shares	(20)	—	—	—	—	—	(20)
Satellite performance incentive payments	—	—	(4,443)	—	—	—	(4,443)
	(20)	—	(29,501)	—	—	—	(29,521)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	297	(88)	—	209
Increase (decrease) in cash and cash equivalents	—	—	82,981	8,908	(822)	—	91,067
Cash and cash equivalents, beginning of period	—	—	137,623	14,232	2,334	—	154,189
Cash and cash equivalents, end of period	—	—	220,604	23,140	1,512	—	245,256

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2011, the Bloomberg exchange rate was CAD$1 = USD$0.9521. The average exchange rate for the three months ended September 30, 2011 was CAD$1 = USD$1.0358.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Telesat adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date on which IFRS was applied was January 1, 2010. As a result, the 2010 comparative figures are also prepared in accordance with IAS 34 and may differ from what was reported in the Quarterly Report for the same period in 2010. Refer to note 5 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011, filed with the SEC on the Company’s Form 6-K dated May 5, 2011, for additional details on the differences between Canadian GAAP and IFRS. Furthermore, IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP in this Quarterly Report.

The information contained in this MD&A takes into account information available up to November 3, 2011, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 including statements about the possibility of our entering into recapitalization transactions, refinancing transactions or other strategic alternatives, about the expected commercial life of Telstar 14R/Estrela do Sul 2 and the amount of customer services that it may support, and about any potential insurance recovery for that satellite. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At September 30, 2011, we provided satellite services to customers from our fleet of 12 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite which was launched in October 2011. We also have two satellites under construction: Nimiq 6, which we anticipate will be launched in the first half of 2012, and Anik G1, which we anticipate will be launched in the second half of 2012.

Telesat Canada and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant as a result of the debt facilities entered into on October 31, 2007. Foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swap, interest rate swaps and the prepayment options on the Senior Notes and Senior Subordinated Notes, remain significant components of our net income.

Another significant operating expense is the straight-line depreciation of the cost of each of our satellites over their useful lives.

RECENT DEVELOPMENTS

ViaSat-1

On April 11, 2011, the Company acquired the Canadian payload on the ViaSat-1 satellite and a 15-year revenue contract with Xplornet Communications Inc. to make use of the payload. The ViaSat-1 satellite was successfully launched in October 2011 and is expected to enter into commercial service in late 2011.

Telstar 14R/Estrela do Sul 2

The Company determined that following the launch of the Telstar 14R/Estrela do Sul 2 satellite, the satellite’s north solar array failed to fully deploy. The north solar array anomaly has diminished the amount of power available for the satellite’s transponders and has reduced the life expectancy of the satellite. However, it is expected that the satellite will support all of the existing services to customers formerly provided by Telstar 14/Estrela do Sul, the satellite it replaced at 63 degrees West Longitude, as well as provide some additional available capacity for expansion.

As a result of the north solar array anomaly, during the third quarter of 2011, the Company carried out an impairment test based on the present value of the future cash flows expected to be generated by Telstar 14R/Estrela do Sul 2. Based on management’s best estimates and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2 and as a result no adjustment to the carrying value of the asset was required during the third quarter.

The Company has insurance policies that provide coverage to it for a total, constructive total or partial loss of Telstar 14R/Estrela do Sul 2. When the Company determined that the north solar array failed to fully deploy, it filed a notice of loss with its insurers. During the third quarter, the Company examined additional information related to an insurance claim for the solar array anomaly, including data on fuel consumption and the amount of power available for the satellite’s transponders. Based on its determination of fuel levels and available power, the Company filed a claim under its policies to its insurers for approximately U.S. $125 million. The claim is currently under review by the insurers. The insurance proceeds related to the Telstar 14R/Estrela do Sul 2 claim, if and when they are received, will either be used to repay a portion of our Credit Facility or reinvested in satellite procurements in accordance with the terms and conditions of the Credit Agreement. There can be no assurance as to the amount of any insurance proceeds, or that any insurance proceeds will be received in a timely manner or at all.

Other

In 2010, Telesat initiated a process to explore an initial public offering or other strategic alternatives. As announced earlier this year, the process resulted in several acquisition offers; however, none of these offers was accepted. The Company also assessed additional strategic alternatives, including potential recapitalization transactions for the primary purpose of paying a dividend or otherwise returning capital to shareholders. The Company has concluded not to pursue a significant dividend recapitalization at this time although the Company may from time to time continue to evaluate strategic alternatives and explore other refinancing or recapitalization opportunities.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise have allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to grow our revenue and cash flows. The growth is expected to come from the Canadian payload on the ViaSat-1 satellite which launched in October 2011, our Nimiq 6 satellite, which we anticipate will be launched in the first half of 2012, our Anik G1 satellite, which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our existing in-orbit satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to substantial revenue commitments prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for profit margin expansion. The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

For the remainder of 2011, we remain focused on: increasing utilization on our existing satellites, continuing construction of the satellites we are currently procuring, securing additional customer requirements to support the procurement of additional satellites, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the acquisition of the Canadian payload on ViaSat-1 which launched in October 2011, the construction of Nimiq 6 and Anik G1 in progress with anticipated launches in 2012, we believe we are well positioned to strengthen our overall financial performance.

Our net loss for the quarter was $141 million compared to a net income of $146 million for the quarter ended September 30, 2010. The change is mainly due to higher foreign exchange losses. Our debt is primarily denominated in U.S. dollars and therefore we are directly impacted by movements in foreign exchange rates. At the end of the third quarter of 2011, the Canadian dollar had weakened against the U.S. dollar, creating a foreign exchange loss. As a result, we had foreign exchange losses of $249 million during Q3 2011 as compared to a gain on foreign exchange of $106 million in the third quarter of 2010. This change was partly offset by a gain of $74 million on the fair value of financial instruments this quarter as compared to a gain of $14 million during the same period last year. Results were also impacted by approximately $6 million of lower interest expense also due to movements in foreign exchange.

More detailed explanations of these variances are set out below.

Below are the foreign exchange rates impacting our financial statements this quarter:

	Q2, 2011	Q3, 2011	Q3 YTD, 2011	September 30, 2011
CDN to USD spot rate				$0.9521
CDN to USD average rates	$1.0402	$1.0358	$1.0285

	Q2, 2010	Q3, 2010	Q3 YTD, 2010	December 31, 2010
CDN to USD spot rate				$1.0020
CDN to USD average rates	$0.9747	$0.9496	$0.9562

Revenue

	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Broadcast	107	113	(5%)	331	341	(3%)
Enterprise	88	88	0%	250	250	0%
Consulting and other	5	9	(44%)	23	23	0%
Total revenue	200	210	(4%)	604	614	(2%)

Total revenue for the third quarter of 2011 was $200 million, a decrease of $10 million from the $210 million generated in the third quarter of 2010, primarily as a result of a weaker average U.S. dollar in 2011 and its effect on the conversion of our U.S. denominated revenue into Canadian dollars. Revenue for the nine month period ended September 30, 2011 was $604 million, $10 million lower than the same period last year, which was also primarily as a result of the weaker average U.S. dollar.

Revenue from Broadcast services decreased by $6 million and $10 million for the three and nine months ended September 30, 2011, as compared to the three and nine months ended September 30, 2010. The decrease was mainly due to the impact of the weaker average U.S. dollar, a scheduled rate reduction on a long-term contract, as well as a one time settlement payment received from a terminated customer in the second quarter of fiscal 2010. The decrease was partially offset by increased revenue primarily from our North American Broadcast business.

Revenue from Enterprise services have remained consistent in the three and nine months ended September 30, 2011 when compared to the same periods of 2010. The negative impact of the weaker average U.S dollar, as well as a termination settlement received in the second quarter of fiscal 2010, were offset by growth in our international enterprise activities.

Consulting revenue decreased by $3 million in the third quarter of 2011 as compared to the third quarter of 2010. This is due to the termination of a customer contract and the overall timing of our consulting contracts. The revenue remained stable for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

Expenses

	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Depreciation	50	50	0%	148	150	(1%)
Amortization	10	12	(17%)	31	34	(9%)
Operating expenses	47	52	(10%)	139	155	(10%)
	107	114	(6%)	318	339	(6%)

Depreciation and Amortization

Depreciation of satellite, property and other equipment for the three months ended September 30, 2011 was unchanged from the $50 million for the three months ended September 30, 2010. A decrease in depreciation related to the sale of the headquarters building in December 2010 was offset by depreciation on Telstar 14R/Estrela do Sul 2 which entered into commercial service during the period. Depreciation decreased by $2 million for the nine month period ended September 30, 2011 compared to the same period in prior year. The decrease for the nine month comparison was primarily due to the sale of our headquarters building.

Amortization of intangible assets decreased by $2 million for the three months ended September 30, 2011 from $12 million for the three months ended September 30, 2010 and also decreased by $3 million for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. The decrease for the third quarter was due to lower amortization of intangible assets related to revenue backlog as certain revenue contracts were completed. The decrease for the nine month comparison was primarily due to the write off in early 2010 of intangible assets related to revenue backlog and customer relationship intangibles and the ensuing lower monthly amortization.

Operating Expenses

	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Compensation and employee benefits	15	16	(6%)	46	51	(10%)
Other operating expenses	27	31	(13%)	81	93	(13%)
Cost of sales	5	5	0%	12	11	10%
Total operating expenses	47	52	(10%)	139	155	(10%)

Operating expenses consist of compensation and employee benefits, cost of sales as well as other operating expenses such as marketing, general and administration expenses. Total operating expenses for the third quarter of 2011 decreased by $5 million, to $47 million, year over year. Total operating expenses decreased by $16 million for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010.

Compensation and other operating expenses showed an overall decrease of $5 million for the third quarter, year over year, and a decrease of $17 million for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. These variations were primarily due to cost reductions related to our operating discipline, lower revenue related expenses and stock based compensation. Finally, operating expenses were also positively impacted by the weaker average U.S. dollar on the conversion of our U.S. denominated expenses into Canadian dollars. Cost of sales remained stable in the third quarter of 2011 as compared to the third quarter of 2010 and increased by $1 million for the nine months ended September 30, 2011 when compared to the nine months ended September 30, 2010. The increase in cost of sales was primarily related to slightly higher equipment sales activities.

Interest Expense

	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Debt service costs	61	64	(5%)	184	190	(3%)
Interest on senior preferred shares	2	3	(33%)	7	10	(30%)
Interest expense on performance incentive payments	1	1	0%	3	4	(25%)
Capitalized interest	(7)	(5)	40%	(24)	(9)	167%
Interest expense	57	63	(10%)	170	195	(13%)

Interest expense includes interest on our debt, interest on the senior preferred shares and interest on the performance incentive payments net of capitalized interest on our satellites under construction.

Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $3 million for the third quarter of 2011 compared to the third quarter of 2010 and decreased by $6 million year to date, primarily due to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars.

Interest on senior preferred shares decreased by $1 million in the third quarter of 2011 as compared to the third quarter of 2010 and decreased by $3 million for the nine months ended September 30, 2011 compared to the same period in prior year due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010.

Capitalized interest increased by $2 million in the third quarter of 2011 as compared to the third quarter of 2010 and increased by $15 million for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 due to increased activity on our satellite construction programs during the period including Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1 and the Canadian payload on the ViaSat-1 satellite.

Foreign Exchange and Derivatives

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions except percentages)	2011	2010	2011	2010
Gain on changes in fair value of financial instruments	74	14	60	26
Foreign exchange (loss) gain	(249)	106	(157)	72

The $74 million gain on changes in fair value of financial instruments in the third quarter of 2011 reflects the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, forward foreign exchange contracts, and prepayment options on our Senior Notes and Senior Subordinated Notes. This represented a net increase of $60 million from the third quarter of 2010 to the third quarter of 2011. The positive variation is mainly related to the cross-currency basis swap fair value change. In the third quarter of 2011, a gain of $105 million was recorded compared to a loss of $38 million in the third quarter of 2010. The gain was mainly due to the variation in foreign exchange rates. The positive variation on the change in fair value of financial instruments was offset by a loss of $36 million on the fair value of the prepayment options and interest rate swaps. These losses were mainly due to higher credit spreads on the Telesat Senior and Senior Subordinated Notes and a decrease in the Canadian swap rates. The remaining variance is related to changes in fair value of our forward foreign exchange contracts.

For the nine months ended September 30, 2011, the gain on changes in fair value of financial instruments amounted to $60 million compared to a gain of $26 million for the nine month ended September 30, 2010, resulting in an increase of $34 million. The positive variation is mainly related to the cross-currency basis swap fair value change. In the nine months ended September 30, 2011, a gain of $64 million was recorded compared to a loss of $26 million for the nine months ended September 30, 2010. The gain was mainly due to the variation in foreign exchange rates. In addition the variation was impacted by changes in the prepayment options due to higher credit spreads on the Telesat Senior Notes and Senior Subordinated Notes and decreasing Canadian swap rates on the interest rate swaps.

The foreign exchange loss for the three months ended September 30, 2011 was $249 million compared to a gain of $106 million in the third quarter of 2010 resulting in a total variation of $355 million. The third quarter loss was mainly the result of a weaker Canadian to U.S. dollar spot rate at September 30, 2011 ($0.9521) compared to the spot rate at June 30, 2011 ($1.0380) and the resulting unfavorable impact on our U.S. dollar denominated debt. The third quarter gain for the three months ended September 30, 2010 was mainly the result of a stronger Canadian to U.S dollar spot rate as at September 30, 2010, compared to June 30, 2010, and the resulting favorable impact on the U.S. dollar denominated debt.

The foreign exchange loss for the nine months ended September 30, 2011 was $157 million compared to a foreign exchange gain of $72 million for the nine months ended September 30, 2010 resulting in a total variation of $229 million. The loss for the nine months ended September 30, 2011 was mainly the result of a weaker Canadian to U.S. dollar spot rate as at September 30, 2011 compared to the spot rate at the end of 2010 and the resulting impact on the U.S. dollar denominated debt. At September 30, 2010, the foreign exchange impact resulted in a gain as the Canadian dollar had strengthened against the U.S. dollar when compared against the exchange rate at the end of the previous fiscal year.

Income Taxes

	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010		2011	2010
Current income tax expense (benefit)	—	(1)	100%	2	1	100%
Deferred income tax expense	3	11	(73%)	21	18	17%
Total income tax expense	3	10	(70%)	23	19	21%

The income tax expense for the three months ended September 30, 2011 was $7 million lower than the same period in 2010. The decrease was mainly due to a loss on foreign exchange realized in the third quarter of 2011 compared to a gain on foreign exchange realized in the third quarter of 2010. The income tax expense for the nine months ended September 30, 2011 was $4 million higher than the same period in 2010. The increase was mainly due to lower interest expense and higher operating income. The increase was partially offset by a foreign exchange loss realized in the first nine months of 2011 compared to a foreign exchange gain realized during the same period in 2010.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6 and Anik G1. As of September 30, 2011, our contracted backlog was approximately $5.6 billion. This amount includes approximately $413.7 million of customer prepayments that we have already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

(in CAD$ millions)	Remaining 2011	2012	2013	2014	2015 and thereafter
Backlog	156	576	574	532	3,733

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2011, we had $198 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and short-term investments as at September 30, 2011, cash flow from operating activities, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt, as well as planned capital expenditures.

Cash Flows from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2011 was $361 million, a $71 million increase over the same period in 2010. The increase was primarily driven by improved positive cash flow from operations, larger customer prepayments for future satellite services and insurance proceeds relating to our Anik F1 satellite.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2011 was $314 million. This consisted of cash outflows related to capital expenditures of $287 million for the construction of the Telstar 14R/Estrela do Sul 2, Anik G1, Nimiq 6 satellites, and the Canadian payload on the ViaSat-1 satellite, $14 million on other capital expenditures and $13 million for the assumption of Loral’s 15-year revenue contract with Xplornet Communications Inc. We expect to continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of our satellite fleet. Cash used in investing activities for the nine months ended September 30, 2010 was $170 million. This consisted of cash outflows of $178 million primarily for the earlier construction stage of the Telstar 14R/Estrela do Sul 2, Anik G1 and Nimiq 6 satellites, offset by proceeds of $8 million relating to the disposition of assets primarily relating to the termination of our leasehold interest in Telstar 10.

Cash Flows used in Financing Activities

Cash used in financing activities for the nine months ended September 30, 2011 was $69 million and related to $64 million in scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below), as well as satellite performance incentive payments of $5 million. Cash used in financing activities for the nine months ended September 30, 2010 was $30 million and related to $25 million in scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility, as well as satellite performance incentive payments of $5 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Nimiq 6 and Anik G1, as well as any other satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that Credit Facility. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets. Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates. Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally ¼ of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i — Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 25 basis points that is subject to adjustment based upon a leverage pricing grid. As of September 30, 2011, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012. As of September 30, 2011, $120 million of the facility was outstanding, which represents the full amount available following the mandatory repayments. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayments on the Canadian Term Loan Facility are $40 million for the remainder of 2011.

iii — U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a U.S. $1.9 billion (or, in Canadian dollars at historical rate, $2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. The U.S. Term Loan Facility is made up of two facilities, a U.S. $1.8 billion U.S. Term Loan I Facility and a U.S. $150 million U.S. Term Loan II Facility. As of September 30, 2011, the amounts outstanding, which represent the full amounts available under these facilities were U.S. $1.7 billion ($1.8 billion) and U.S. $145.1 million ($152.4 million) respectively following the mandatory repayments. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility is a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of ½ the applicable margin which was 150 basis points. The facility was fully drawn at the end of the third quarter of 2011.

In order to hedge our currency risk over the life of the loans, we entered into a cross-currency basis swap to synthetically convert U.S. $1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of September 30, 2011, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of U.S. $692.8 million, bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of U.S. $217.2 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of September 30, 2011, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes. Our estimated interest expense for the remainder of 2011 is approximately $60 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At September 30, 2011, we had an outstanding foreign exchange forward contract which requires us to pay $30.4 million to receive U.S. $30.0 million. The fair value of this derivative contract was an asset of $1.1 million as of September 30, 2011 (December 31, 2010 — a liability of $2.6 million). This forward contract matured on October 31, 2011.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert U.S. $1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of September 30, 2011, the fair value of this derivative contract was a liability of $133.9 million (December 31, 2010 — $192.5 million). Any non-cash loss will remain unrealized until this contract is settled. The contract is due October 31, 2014.

At September 30, 2011, the Company had a series of five interest rate swaps to fix interest on U.S. $500 million of U.S. dollar denominated debt and $930 million of Canadian dollar denominated debt at weighted average fixed rates of 3.99% and 3.28% respectively. As of September 30, 2011, the fair value of these derivative contracts was a liability of $60.8 million (December 31, 2010 — $49.4 million). These contracts mature on various dates between October 31, 2011 and October 31, 2014.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes. At September 30, 2011, the fair value of these embedded derivatives was an asset of $72.0 million (December 31, 2010 — $72.4 million). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gain or (loss) on changes in fair value of financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of November 1, 2015 and November 1, 2017.

Capital Expenditures

We have entered into contracts for construction and launch of the Nimiq 6 satellite, the Anik G1 satellite and the Canadian payload on ViaSat-1. The outstanding commitments as of September 30, 2011 on these contracts are approximately $203 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at September 30, 2011 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 46% of our revenue for the nine months ended September 30, 2011, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. For the third quarter of 2011, as a result of the weakening Canadian dollar, we recorded foreign exchange losses of approximately $249 million, prior to any impact of hedging instruments. For the third quarter of 2010, we recorded a gain of $106 million, as the Canadian dollar strengthened against the U.S. dollar.

As at September 30, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net loss by approximately $161.7 million and increased (decreased) other comprehensive loss by approximately $0.4 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to prepayment options contained in our Senior Notes and Senior Subordinated Notes.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at September 30, 2011, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q4-2011	2012	2013	2014	2015	Thereafter	Fair Value Sep. 30, 2011
Long-term debt (USD denominated):
US Term Loans	1,926.6	1,921.6	1,901.6	1,881.6	—	—
Senior and Senior Subordinated Notes	955.7	955.7	955.7	955.7	955.7	228.1
Foreign exchange exposure	2,882.3	2,877.3	2,857.3	2,837.3	955.7	228.1
Foreign exchange derivatives:
Cross-currency basis swap	(1,065.5)	(1,062.7)	(1,051.6)	(1,040.5)	—	—	(133.9)
Net foreign exchange exposure	1,816.8	1,814.6	1,805.7	1,796.8	955.7	228.1

Interest Rate Exposure

(CAD millions, beginning of period)	Q4-2011	2012	2013	2014	2015	Thereafter	Fair Value Sep. 30, 2011
Long-term debt exposed to variable interest rate*:
CAD denominated (CDOR + spread)	1,298.3	1,255.2	1,163.0	1,150.8	—	—
USD denominated (Libor + spread)	861.1	853.3	822.2	791.1	—	—
Interest rate exposure	2,159.4	2,108.5	1,985.2	1,941.9	—	—
Interest rate derivatives:
Variable to fixed (CAD notional)	(930.0)	(930.0)	(930.0)	(930.0)	—	—	(58.3)
Weighted average fixed rate (before spread)	3.28%	3.28%	3.28%	3.28%	—	—
Variable to fixed (USD notional)	(525.2)	—	—	—	—	—	(2.5)
Weighted average fixed rate (before spread)	3.99%	—	—	—	—	—
Total interest rate exposure mitigated	(1,455.2)	(930.0)	(930.0)	(930.0)	—	—
Net interest rate exposure	704.2	1,178.5	1,055.2	1,011.9	—	—

*	Net of impact of cross-currency basis swap

In addition, we also entered into the following foreign exchange forward contracts in order to mitigate some exposure on future U.S. dollar denominated cash flows relating to capital expenditures and interest payments.

Forward Foreign Exchange Contracts (Anticipated Transactions)

	Q4-2011	2012	2013	2014	2015	Total	Fair Value (CAD)
(Receive USD/Pay CAD)
Contract amount (USD millions)	30.0	—	—	—	—	30.0	1.1
Average contractual exchange rate	1.0140	—	—	—	—	1.0140

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Our Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities. Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) operating cash flows determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of income before income taxes, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve Months Ended September 30, 2011	Year Ended December 31, 2010
	Note 2	Note 2
(in CAD $ millions)
Earnings before income taxes	110.6	274.1
Less: impact of unrestricted subsidiary	0.3	0.4
Consolidated earnings for Covenant Purposes	110.9	274.5
Plus:
Interest expense (note 1)	227.6	251.3
Depreciation expense (note 1)	198.9	201.0
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to ASC 805	42.1	44.6
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	—	11.2
Other	11.1	18.0
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(96.0)	—
Currency translation losses (gain)	138.4	(164.0)
Other	(6.3)	(9.3)
Consolidated EBITDA for Covenant Purposes	626.7	627.3

Note 1:  Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

Note 2:  The 2010 figures included in the twelve months ended September 30, 2011 and the 2010 comparative numbers include adjustments as a result of the adoption of IFRS.

Consolidated Total Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at September 30, 2011	As at December 31, 2010
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,689.2	1,702.4
U.S. Term Loan II (USD$)	145.1	146.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,744.3	2,758.6
Foreign exchange adjustment	138.0	(5.5)
Subtotal (CAD$)	2,882.3	2,753.1
Debt issuance costs	(52.7)	(61.6)
Prepayment options on Notes (Embedded Derivatives)	6.5	7.2
CAD denominated debt
Canadian Term Loan	120.0	170.0
Debt financing	2,956.1	2,868.7
(in CAD $ millions)
Debt financing	2,956.1	2,868.7
Adjustments for Covenant Purposes:
Debt issuance costs	52.7	61.6
Cross currency basis swap adjustment	112.8	167.1
Other	0.2	0.2
Cash (adjusted for unrestricted subsidiaries)	(197.2)	(219.0)
Consolidated Total Debt for Covenant Purposes	2,924.6	2,878.6

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended September 30, 2011	Year Ended December 31, 2010
	Note 1	Note 1
(in CAD $ millions)
Interest expense	232.1	256.6
Adjustment for Covenant Purposes:
Capitalized interest	30.4	14.6
Dividends on preferred shares	(10.3)	(12.3)
Amortization of financing costs	(14.0)	(13.5)
Cash interest income	(1.9)	(1.9)
Interest on satellite performance incentive payments	(4.5)	(5.0)
Other	(0.3)	(0.3)
Interest expense for Covenant Purposes	231.5	238.2

Note 1:  The 2010 figures included in the twelve months ended September 30, 2011 and the 2010 comparative numbers include adjustments as a result of the adoption of IFRS.

As of September 30, 2011, Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 4.67:1, which was less than the maximum test ratio of 6.25:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.71:1, which was greater than the minimum test ratio of 1.65:1.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from estimates. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites and income taxes. For more details on these estimates please refer to note 4 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011.

Accounting Standards

Changes in Accounting Policies

We have prepared the unaudited condensed consolidated interim financial statements in accordance with IFRS 1 and IAS 34. For changes in accounting policies since our December 31, 2010 audited consolidated financial statements, please refer to Note 5 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011.

International Financial Reporting Standards

We adopted IFRS, with a transition date of January 1, 2010. This is our third interim report presented in accordance with IFRS 1 and IAS 34. While the adoption of IFRS did not significantly change the cash flows generated by the Company, it resulted in significant differences in certain matters of recognition, measurement and disclosure in the reported financial position and results of operations of the Company. Refer to note 3 and note 5 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 and to note 4 of the financial statements.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011.

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in Telesat Canada’s Quarterly Report for the Three and Six Month Period ended June 30, 2011 on Form 6-K dated August 4, 2011, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the Form 6-K was filed on August 4, 2011.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties.

The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled “Risk Factors” of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in Telesat Canada’s Quarterly Report for the Three and Six Month Period ended June 30, 2011 on Form 6-K dated August 4, 2011, filed with the SEC. There have been no material changes to those risk factors since the Form 6-K was filed on August 4, 2011.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

Not applicable.